UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

LM Funding America, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

502074404
(CUSIP Number)

Bruce Rodgers
c/o LM Funding America, Inc.
1200 West Platt Street, Suite 100
Tampa, Florida 33606
813-222-8996

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Bruce Rodgers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000 (1)
	8	SHARED VOTING POWER 93,591
	9	SOLE DISPOSITIVE POWER 600,000 (1)
	10	SHARED DISPOSITIVE POWER 93,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.07% (2)
14	TYPE OF REPORTING PERSON IN
(1)	Includes up to 600,000 shares that may be acquired pursuant to options which vest within 60 days of August 28, 2022 and excludes 1,200,000 shares that do not vest within 60 days of August 28, 2022.
(2)	Based on 13,091,883 shares outstanding and 600,000 shares that may be acquired pursuant to options which vest within 60 days of August 28, 2022 and held by Bruce Rodgers, individually.
The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Shares”), of LM Funding America, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1200 West Platt Street, Suite 100, Tampa, FL 33606.

This Schedule 13D is being filed to report a change in the ownership percentage of Mr. Rodgers as of August 28, 2022, solely as a result of the scheduled vesting of certain stock options granted to Mr. Rodgers in October 2021. On October 28, 2021, the Issuer granted to Mr. Rodgers options (the “Options”) to purchase 1,800,000 Shares under the 2021 Omnibus Incentive Plan and pursuant to a Stock Option Award Agreement. Pursuant to the Stock Option Award Agreement, one-third of the Options will vest as of October 28, 2022 and the remainder will vest one-thirty sixth on a monthly basis thereafter, subject to certain terms and conditions as described under Item 3. As a result, as of August 28, 2022, Mr. Rodgers has the right to acquire within 60 days an additional 600,000 Shares of the Issuer.

Item 2.	Identity and Background.

(a) This statement is filed by Bruce Rodgers.

(b) The principal business address of Mr. Rodgers is 1200 West Platt Street, Suite 100, Tampa, Florida 33606.

(c) The principal business of Mr. Rodgers is serving as the Chief Executive Officer of the Issuer.

(d) Mr. Rodgers has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Rodgers has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rodgers is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 28, 2021, the Issuer granted to Mr. Rodgers Options to purchase 1,800,000 Shares of the Issuer under the 2021 Omnibus Incentive Plan and pursuant to a Stock Option Award Agreement. The Options have an exercise price of $5.95 per share and vest as follows: (i) one-third on October 28, 2022 and (ii) one-thirty sixth on a monthly basis thereafter, provided that Mr. Rodgers is in continuous employment or service to the Company through such vesting dates. Unvested Options will vest on an accelerated basis upon a change of control of the Issuer (as defined in the 2021 Omnibus Incentive Plan) or upon the common stock of the Issuer achieving a $12.00 closing price per share for ten consecutive trading days. The Options will expire 10 years from the date of grant and otherwise generally terminate early within 90 days after a termination of employment (or 12 months due to death or disability).

The foregoing description of the Stock Option Award Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Option Award Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Reference is made to Item 3, which is hereby incorporated by reference.

All of the shares of Issuer Common Stock were acquired for investment purposes. Mr. Rodgers intends to evaluate his holdings in the Issuer on an ongoing basis. Mr. Rodgers may, from time to time, acquire additional Shares or other securities of the Issuer. In addition, he may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. Such decisions will be based on various factors, including, without limitation, market conditions, the price at which such shares can be purchased or sold, the financial condition and prospects of the Issuer, general economic, financial, market and industry conditions, and Mr. Rodgers’ personal financial condition. Pursuant to Mr. Rodgers’ continued service as President and Chief Executive Officer of the Issuer, Mr. Rodgers may receive future equity awards from the Issuer in accordance with the applicable compensation plans, as may be in effect from time to time.

As Chief Executive Officer of the Issuer, Mr. Rodgers is involved in the oversight and management of the Issuer and setting policy for the Issuer. Mr. Rodgers participates with the Board of Directors of the Issuer in the consideration of, and taking action on, significant corporate events and opportunities involving the Issuer. As a result, from time to time he may consider proposals that relate to or would result in the matters listed in Items 4(a)-(j) of Schedule 13D.

Except as otherwise described herein, Mr. Rodgers has no plan or proposal with respect to the Issuer in his capacity as a shareholder which relates to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D. Mr. Rodgers reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type referenced above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)
As of the date of this Report, Mr. Rodgers beneficially owns 693,591 Shares, which represents approximately 5.07% of the outstanding Shares based on 13,091,883 Shares outstanding, which is the total number of Shares outstanding as of August 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 17, 2022. Mr. Rodgers has sole voting and dispositive power over 600,000 Shares, which is comprised of options to acquire 600,000 Shares which will vest within 60 days of August 28, 2022 and which are held directly by Mr. Rodgers. Mr. Rodgers has shared voting and dispositive power over 93,591 Shares, which includes (i) 92,486 Shares held by CGR63, LLC which is owned by the Bruce M. Rodgers Revocable Trust and Carollinn Gould Revocable Trust; (ii) 853 Shares held by BRR Holdings, LLC; (iii) 232 Shares held in Mr. Rodgers’ IRA account; and (iv) 20 Shares held in the IRA account of Ms. Carollinn Gould, Mr. Rodgers’ wife.. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(c)	Except as described in this Schedule 13D, Mr. Rodgers has not effected any transaction with respect to the Shares in the past 60 days.

(d)
To the best knowledge of Mr. Rodgers, Mr. Rodgers does not have and does not know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, and Shares beneficially owned by Mr. Rodgers.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Rodgers and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
1 Form of Stock Option Award Agreement for executive officer option grants made on October 28, 2021 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on November 1, 2021)
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2022

/s/ Bruce Rodgers
Bruce Rodgers